UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
RETIREMENT SAVINGS PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NiSource Inc.
Retirement Savings Plan

Employer ID No: 35-2108964
Plan Number: 005

Financial Statements as of December 31, 2023 and 2022 and for the Year Ended December 31, 2023,
Supplemental Schedule as of December 31, 2023 and Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
NiSource Inc. Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Plan management (Management). Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the internal control over financial reporting of the Plan. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental schedule is the responsibility of the Management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 26, 2024

We have served as the Plan’s auditor since 2023.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

As of December 31,	2023	2022

Assets:
Investments - at fair value:
Mutual funds	$304,452,494	$303,654,458
NiSource Stock Fund	171,663,291	190,980,716
Money market fund	75,536,143	81,818,292
Common collective trusts	1,142,866,816	899,650,898
Total investments	1,694,518,744	1,476,104,364
Notes receivable from participants	35,815,109	34,863,113
Net Assets Available for Benefits	$1,730,333,853	$1,510,967,477

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2023
Additions:
Contributions:
Participant	$80,977,459
Employer	48,733,893
Total contributions	129,711,352
Investment income:
Net appreciation in fair value of investments	259,774,291
Dividends and interest	17,401,334
Net investment income	277,175,625
Interest income on notes receivable from participants	1,648,012
Total additions	408,534,989

Deductions:
Benefits paid to participants	189,051,786
Administrative expenses, net	29,352
Miscellaneous expense	87,475
Total deductions	189,168,613
Increase in Net Assets	219,366,376
Net Assets Available for Benefits - Beginning of year	$1,510,967,477
Net Assets Available for Benefits - End of year	$1,730,333,853

See accompanying notes to financial statements.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
1.    Description of the Plan
NiSource Inc. (the "Company" or "NiSource") is a holding company whose subsidiaries are fully regulated natural gas and electric utility companies serving approximately 3.8 million customers in six states. The following description of the NiSource Inc. Retirement Savings Plan (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution retirement plan available to each eligible employee who works for the Company or any other affiliate that adopts the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan covers collectively bargained and non-bargained employees. Benefits under the Plan are not insured by the Pension Benefit Guaranty Corporation.
Plan Administration - The Company serves as the sponsor of the Plan. The NiSource Benefits Committee (the "Committee"), established and maintained by the Company, has administrative and investment responsibilities with respect to the Plan. The Chief Executive Officer of the Company, who has responsibilities in administering the Plan, appoints members of the Committee. Fidelity Management Trust Company (the "Trustee") holds the Plan’s assets and executes investment transactions. As of December 31, 2023, Plan investments include six mutual funds, one money market fund, twenty common collective trusts and one common stock fund as investment options for participants.
An Independent Fiduciary is appointed by the Committee to manage the NiSource Stock Fund. The Independent Fiduciary has the exclusive fiduciary authority and responsibility under the Plan with respect to the NiSource Stock Fund as an investment option under the Plan and may be removed by the Committee at any time within its sole discretion in accordance with the applicable governing documents. Upon resignation or removal of the Independent Fiduciary, the duties and responsibilities of the Independent Fiduciary will become duties and responsibilities of the Committee until a successor is appointed.
Contributions - Each year, participants may contribute up to 50% of compensation (as defined by the Plan) on a pre-tax, catch-up, and Roth basis, and up to 25% on an after-tax basis, up to 75% in total (including catch-up contributions), subject to Internal Revenue Code limitations. Participants who are at least 50 years old or who will be 50 years old in the Plan year can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. NiSource does not match on pre-tax catch-up or Roth after-tax catch-up contributions. Some groups are not matched on after-tax contributions, as noted below.
The Company matching contribution formulas for the 2023 Plan year are as follows:
a.For the accounts of all participants who are not eligible to participate in any pension plan sponsored by NiSource or any of its subsidiaries (the "NiSource Pension Plans") (i.e., employees in the "Next Gen" benefit structure), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
b.For the accounts of all participants who participate in the Account Balance II (AB II) option of any of the NiSource Pension Plans that offer such benefits, the matching contribution is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
c.For the accounts of all participants who participate in the Account Balance I (AB I) option of the NIPSCO Union Pension Plan, the matching contribution is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
d.Except as provided in subsection (e) for the accounts of all participants who participate in the Final Average Pay (FAP) option of the NIPSCO Union Pension Plan, the matching contribution is equal to 11.1% of a combined total of pre-tax and Roth contributions made by the participant to the Plan.
e.For the accounts of all employees of NIPSCO who participate in the FAP option of the NIPSCO Union Pension Plan and who are former NIFL Union Employees (as defined therein), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 6% of compensation, as defined by the Plan.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
The matching contribution is invested in accordance with the participants' investment elections or, if none, in the "qualified default investment alternative," subject to collective bargaining.
Other Contributions - The Company makes an annual true-up matching contribution in addition to making matching contributions each payroll period. The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. Such discretionary contributions are determined and credited in the year following the Plan year. The Company authorized a discretionary contribution on February 21, 2024 and made payment on March 13, 2024 in the amount of $9,686,377.
Employees in the Next Gen benefit structure receive the Next Gen Employer Contribution under the Plan. The Company makes a Next Gen Employer Contribution in the amount of 3% of compensation, as defined by the Plan, to the account of each employee eligible for this contribution. Effective January 1, 2023, the Plan was amended to increase the Next Gen Employer Contribution to 4.5% of compensation, as defined by the Plan. Next Gen employees are generally exempt employees hired or rehired on or after January 1, 2010, and Columbia Energy Group union and non-exempt non-union employees hired or rehired on or after January 1, 2013. The Plan permits the investment of Next Gen Employer Contributions in accordance with the participants’ investment elections or, if none, in the "qualified default investment alternative," subject to collective bargaining.
Automatic Enrollment - All newly hired or rehired employees are automatically enrolled in the Plan at a 6% pre-tax contribution level in accordance with the participants' investment elections or, if none, in the qualified default investment alternative subject to collective bargaining. The new hire has the option to stop or change the contribution percentage at any time.
Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are included in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Except as otherwise noted above, contributions to the Plan are invested as directed by the participant in various investment funds. Participants must evaluate their own investment goals and objectives and choose the investments best suited to achieve those goals and objectives. Poor investment performance by the investment funds selected by the participants may cause their balances to be lower than the amounts contributed to the Plan on their behalf.
Vesting - Participants are fully vested in their accounts at all times.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans ranged from 3.25% to 10.5% at both December 31, 2023 and 2022. Participants may generally have a maximum of two loans outstanding at any given time, although an additional loan was available during the period between May 6, 2020 and September 22, 2020, due to actions taken to address the coronavirus pandemic, resulting in certain participants having three loans. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence, which allows repayment up to 15 years (30 years prior to January 1, 2002). Loan repayments may be suspended for up to one year during periods of authorized leave due to long-term disability. Loan repayments may also be suspended during periods of qualified military service. Participants who terminate employment with an outstanding Plan loan may make loan repayments through direct payments from their personal bank accounts. If the participant does not make arrangements with the Trustee after termination/retirement, the outstanding loan is subject to default and the participant could face tax consequences as a result. Refer to the "Recently Adopted Legislation and Regulations" disclosure under "Note 2. Summary of Significant Accounting Policies" for further information.
Participant Distributions - Distributions from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:
•Age 59½ withdrawals;
•Voluntary withdrawals from after-tax, rollover, profit sharing and matching contributions;
•Withdrawals during military service; and
•Hardship withdrawals, subject to Plan rules for such withdrawals.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Effective January 1, 2021 and retroactive to January 1, 2020, the Plan's hardship withdrawal rules were amended to reflect updated U.S. Treasury regulations. Refer to the “Recently Adopted Legislation and Regulations” disclosure under "Note 2. Summary of Significant Accounting Policies" for further information.
Payment of Benefits - If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the Plan administrator will direct such amount to be paid in a lump sum. If the participant’s account balance exceeds $1,000 but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, the distribution will be paid as a direct rollover to an individual retirement account designated by the Plan administrator. All other distributions at the election of participants shall be in the form of a full or partial lump sum, or in annual, quarterly or monthly installments.
2.    Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan were prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits - Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan but had not yet been paid at either December 31, 2023 or 2022.
Investments - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 3 for a discussion of fair value measurements. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Purchases and sales of investments are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Management fees and other operating expenses charged to the Plan for investments in the mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and market risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Notes Receivable from Participants - Loans to participants are recorded at the unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.
NiSource Stock Fund
Employee Stock Ownership Plan - The NiSource Stock Fund operates as an Employee Stock Ownership Plan ("ESOP"). As an ESOP, under the terms of the Plan, participants may diversify their investment at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of NiSource Stock Fund Participants - Each participant in the NiSource Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Stock Fund.
Payment of Benefits - Any distribution consisting of units in the NiSource Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the NiSource Stock Fund.
Administrative Expenses - Administrative expenses of the Plan are paid primarily by the Company.  Certain other expenses of the Plan are paid from individual participant accounts. Certain investment managers return a portion of the investment fees to

NISOURCE INC.
RETIREMENT SAVINGS PLAN
the recordkeeper to offset the Plan’s administrative expenses. Such revenue sharing is rebated back to participants' accounts. For the year ended December 31, 2023, $282,500 was rebated back to participants' accounts and used to offset Plan expenses. A portion of future Plan expenses can be paid from any revenue sharing amounts which cannot be rebated back to individual participant accounts due to distributions that occur prior to the scheduled allocation dates for such amounts.
Recently Adopted Legislation and Regulations - As a result of the spread of COVID-19, several major legislative relief packages were adopted, containing numerous tax, emergency funding and other regulatory provisions. The Plan has evaluated the impact of COVID-19 adopted legislation and regulations on its operations and cash flows.
The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 by the U.S. Congress. The CARES Act is an emergency economic stimulus package in response to the COVID-19 pandemic. The CARES Act contains numerous relief provisions immediately available to tax qualified retirement plans and their participants. The CARES Act permitted a retirement plan sponsor to allow plan participants who are impacted by the COVID-19 pandemic, and who satisfy certain requirements under the CARES Act, to temporarily receive penalty-free distributions, to receive participant loans with increased borrowing limits and to defer the repayment of participant loans. In addition, the CARES Act permitted a retirement plan sponsor to suspend minimum required distributions during the 2020 plan year. During April 2020, the Company elected to provide all such forms of relief to participants in the Plan. The CARES Act provided an extended remedial amendment period for plan amendments related to employee benefit plan changes, allowing those amendments to be adopted by the end of the 2022 plan year. Effective January 1, 2022, the Plan was further amended to incorporate and clarify these required changes along with changing terms of the Plan to reflect compliance with applicable provisions of the Setting Every Community Up for Retirement Enhancement Act of 2019 ("SECURE Act").
Subsequent Events - Subsequent events have been evaluated through June 26, 2024, which is the date the financial statements were available to be issued. We did not identify any items which would require disclosure in or adjustment to the financial statements.
3.    Fair Value Measurements
The Fair Value Measurement, Topic 820 of the FASB Accounting Standards Codification, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Basis of Fair Value Measurement
Level 1 - Valuation models utilize inputs based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability and market-corroborated inputs, (i.e., inputs that are derived principally from or corroborated by observable market data by correlation or other means).
Level 3 - Valuation models utilize inputs that are unobservable and significant to the fair value measurement.
The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s policy is to recognize significant transfers between levels of the fair value hierarchy at the actual date of the event. During the year ended December 31, 2023, the Plan had no transfers in or out of Levels 1, 2, or 3.
The following tables set forth, by level within the fair value measurements hierarchy, the Plan’s investment assets at fair value as of December 31, 2023 and 2022. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with GAAP, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value measurements hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

		Fair Value Measurements at December 31, 2023
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
Mutual funds	$304,452,494	$304,452,494	$—	$—
NiSource Stock Fund:
NiSource Inc. common stock	169,077,685	169,077,685	—	—
Money market government portfolio	2,585,606	2,585,606	—	—
Money market fund	75,536,143	75,536,143	—	—
Total investments in the fair value hierarchy	$551,651,928	$551,651,928	$—	$—
Investments at net asset value:
Common collective trusts measured at net assets value	1,142,866,816
Total investments	$1,694,518,744

		Fair Value Measurements at December 31, 2022
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
Mutual funds	$303,654,458	$303,654,458	$—	$—
NiSource Stock Fund:
NiSource Inc. common stock	187,518,842	187,518,842	—	—
Money market government portfolio	3,461,874	3,461,874	—	—
Money market fund	81,818,292	81,818,292	—	—
Total investments in the fair value hierarchy	$576,453,466	$576,453,466	$—	$—
Investments at net asset value:
Common collective trusts measured at net assets value	899,650,898
Total investments	$1,476,104,364
Asset Valuation Techniques
Level 1 Measurements - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The NiSource Stock Fund is tracked on a unitized basis and includes NiSource Inc. common stock and a money market fund. The value of a unit reflects the combined fair value of NiSource Inc. common stock, valued at its quoted market price, and the short-term investment fund. Redemptions are available on a daily basis without notice, but are subject to the availability of sufficient short-term investments used for liquidity. The money market fund is valued at cost, which approximates fair value.
Measurements Using Net Asset Value as Practical Expedient - The Plan’s common collective trust investments are presented at fair value using the net asset value practical expedient in the statements of net assets available for benefits at both December 31,

NISOURCE INC.
RETIREMENT SAVINGS PLAN
2023 and 2022. The net asset value is based on the fair value of the underlying investments held by the common collective trust less its liabilities. The practical expedient is not used when it is determined to be probable that the trust will sell the investment for an amount different than the reported net asset value. The following table summarizes the common collective trusts measured at net asset value per share as of December 31, 2023 and 2022:

	Fair Value at December 31, 2023	Fair Value at December 31, 2022	Redemption Frequency (if currently eligible)	Redemption Notice Period
Target Date commingled pools	$744,485,830	$626,615,642	Daily	1 day
Fidelity Contrafund Commingled Pool	103,323,163	74,083,645	Daily	1 day
Fidelity Growth Company Commingled Pool	212,075,854	148,486,640	Daily	1 day
GQG Partners International Equity CIT	43,727,288	—	Daily	1 day
Vanguard Retirement Savings Trust IV	26,811,563	40,048,453	Daily	1 day
Western Asset Core Plus Bond Fund	3,769,185	3,064,282	Daily	1 day
Earnest Partners Smid Cap Core Fund	8,673,933	7,352,236	Daily	1 day
Total common collective trusts	$1,142,866,816	$899,650,898

4.    Exempt Party-In-Interest Transactions
Certain Plan investments represent shares of mutual funds and common collective trusts managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2023 and 2022, the Plan held 15,151,217 and 16,337,101 shares, respectively, of the NiSource Stock Fund, with a cost basis of $129,346,651 and $136,607,130 respectively. The NiSource Stock Fund includes 6,370,256 and 6,842,261 shares at December 31, 2023 and 2022, respectively, of common stock of the Company, held by the Plan Sponsor, with a cost basis of $126,761,045 and $133,145,256 respectively. During the year ended December 31, 2023, the Plan recorded $6,624,205 of dividend income for the common stock.
5.    Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be non-forfeitable.
6.    Tax Status
The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated April 20, 2016, that the Plan and underlying trust qualify under the applicable regulations of the Internal Revenue Code (the "IRC"), as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2023, the Plan has not taken any uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.        Concentration of Investments
The Plan has a significant portion (i.e., greater than 10%) of its assets invested in certain asset pools. The following table summarizes such investment assets as of December 31, 2023 and 2022:

NISOURCE INC.
RETIREMENT SAVINGS PLAN

	December 31, 2023		December 31, 2022
	Total assets	Percent of total investment	Total assets	Percent of total investment
Fidelity Growth Company Commingled Pool	$212,075,854	13%	$148,486,640	10%
Fidelity Total Market Index Fund	$183,506,945	11%	$154,873,671	10%
NiSource Stock Fund	$171,663,291	10%	$190,980,716	13%

NISOURCE INC.
RETIREMENT SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4i
EMPLOYER ID NO: 35-2108964, PLAN No: 005

Schedule of Assets (Held at End of Year)
As of December 31, 2023

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost**	Fair Value
*	NiSource Inc.	NiSource Inc. Common Stock	$126,761,045	$169,077,685
*	Fidelity	Money Market Government Portfolio	2,585,606	2,585,606
		Total NiSource Stock Fund	$129,346,651	171,663,291
	Vanguard	Vanguard Cash Reserves Federal Money Market		75,536,143
	Vanguard	Retirement Savings Trust IV		26,811,563
*	Fidelity	Balanced Fund Class K		51,219,751
	GQG Partners	International Equity CIT Class D		43,727,288
*	Fidelity	Contrafund Commingled Pool		103,323,163
	PIMCO	Inflation Response Multi-Asset Fund		12,831,934
*	Fidelity	Growth Company Commingled Pool		212,075,854
	Dodge and Cox	Dodge and Cox Stock Fund		6,579,471
	Western Asset	Core Plus Bond CIF R3		3,769,185
	Earnest Partners	Smid Cap Core Fund		8,673,933
*	Fidelity	Fidelity Freedom Blend Target Date Income Commingled Pool		1,803,755
*	Fidelity	Fidelity Freedom Blend Target Date 2005 Commingled Pool		1,222,203
*	Fidelity	Fidelity Freedom Blend Target Date 2010 Commingled Pool		6,476,970
*	Fidelity	Fidelity Freedom Blend Target Date 2015 Commingled Pool		7,152,776
*	Fidelity	Fidelity Freedom Blend Target Date 2020 Commingled Pool		37,040,894
*	Fidelity	Fidelity Freedom Blend Target Date 2025 Commingled Pool		65,019,913
*	Fidelity	Fidelity Freedom Blend Target Date 2030 Commingled Pool		124,037,199
*	Fidelity	Fidelity Freedom Blend Target Date 2035 Commingled Pool		84,492,499
*	Fidelity	Fidelity Freedom Blend Target Date 2040 Commingled Pool		118,515,097
*	Fidelity	Fidelity Freedom Blend Target Date 2045 Commingled Pool		85,501,851
*	Fidelity	Fidelity Freedom Blend Target Date 2050 Commingled Pool		109,070,871
*	Fidelity	Fidelity Freedom Blend Target Date 2055 Commingled Pool		71,376,897
*	Fidelity	Fidelity Freedom Blend Target Date 2060 Commingled Pool		27,384,973
*	Fidelity	Fidelity Freedom Blend Target Date 2065 Commingled Pool		5,389,932
*	Fidelity	Total International Index Fund		11,127,223
*	Fidelity	Total Market Index Fund		183,506,945
	Vanguard	Total Bond Market Index Fund		39,187,170
*	Various plan participants	Participant loans, with interest rates ranging from 3.25% to 10.5%, and maturity dates ranging from 2023 to 2038		35,815,109
	Total Assets (Held at End of Year)			$1,730,333,853

*	Denotes a party-in-interest
**	Cost omitted for participant-directed investments

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit	Description of Item
23.1	Consent of Independent Registered Public Accounting Firm - McConnell & Jones LLP

NISOURCE INC.
RETIREMENT SAVINGS PLAN
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NiSource Inc. Retirement Savings Plan
(Name of Plan)
NiSource Benefits Committee, as the Administrative Committee for the Plan

Date:	June 26, 2024	/s/ Gunnar J. Gode
Gunnar J. Gode
Vice President, Chief Accounting Officer (Principle Accounting Officer)